FLEX LNG LTD.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
1 (441) 295-9500

October 8, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	FLEX LNG Ltd.
Registration Statement on Form F-3 (File No. 333-259962)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on October 1, 2021, be accelerated so that it will be made effective at 2:00 p.m. Eastern Time on Thursday, October 14, 2021, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Keith J. Billotti at (212) 574-1274 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

FLEX LNG LTD.

By:	/s/ Oystein Kalleklev
Name:	Oystein Kalleklev
Title:	Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)